Exhibit 16.1

[Letterhead of McNeal, Williamson & Co.]

July 28, 2004

Via Facsimile and

United States Mail

Eddie Canterbury

Executive Vice President and Chief Executive Officer

Logan County Bancshares, Inc.

43 Washington Avenue

Logan, West Virginia    25601

Dear Mr. Canterbury:

We have received the enclosed letter dated July 26, 2004, from the U.S. Securities and Exchange Commission.  As you know, our Firm is not currently registered with The Public Company Accounting Oversight Board (“PCAOB”) and that by virtue of not being so registered, we are limited with respect to the activities with which we may perform.  Examples of these limitations are:

•                  An inability to issue audit reports for Logan County Bancshares, Inc. (the “Company”); and

•                  An inability to perform interim reviews in accordance with SAS 100 for the Company.

We advise you that the Company should obtain independent accountants who are registered with the PCAOB to perform the foregoing.  Further, we advise you that the Company should:

•                  File an Item 4, Form 8-K, disclosing the change in accountants;

•                  Engage the successor registered public accounting firm to re-review any interim periods that were reviewed by us after registration was required (October 22, 2003), namely, the interim report for the period ended September 30, 2003, and the interim report for the period ended March 31, 2004, as well as the upcoming interim report for the period ended June 30, 2004; and

•                  Engage the successor registered public accounting firm to re-audit the periods that were audited by us for which audit reports were issued after October 22, 2003, namely, the audit report for the period ended December 31, 2003.

Very truly yours,

McNeal, Williamson & Co.

By	/s/ Donald M. McNeal
Donald M. McNeal

DMM/C0867075

Enclosure

cc:                                 Sandra M. Murphy, Esq.